SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                               Color Imaging, Inc.
                     -------------------------------------
                                (Name of Issuer)

                            $0.01 par value per share
                     -------------------------------------
                         (Title of Class of Securities)

                                   196245 10 4
                     -------------------------------------
                                 (CUSIP Number)

                               Robert F. Dow, Esq.
                            2800 One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3450
                                  404-873-8500
                     -------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 7, 2005
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, (however, see the Notes).


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CUSIP NO. 196245 10 4                                                PAGE 2 of 5


================================================================================
1 Name of Reporting Persons I.R.S. Identification Nos. of Above Persons Sueling Wang
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                    (a) [X]
                                                                         (b) [_]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
     00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                            [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
     Taiwan, R.O.C.
--------------------------------------------------------------------------------
7    Sole Voting Power
     1,340,347(1)
--------------------------------------------------------------------------------
8    Shared Voting Power
     471,204(2)
--------------------------------------------------------------------------------
9    Sole Dispositive Power
     1,340,347(1)
--------------------------------------------------------------------------------
10   Shared Dispositive Power
     471,204(2)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
     1,811,551(1)(2)
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     13.97 percent
--------------------------------------------------------------------------------
14   Type of Reporting Person
     IN
================================================================================

(1)  Includes 375,000 shares subject to options that are currently exercisable.

(2) Includes 141,204 shares held by the spouse of the reporting person, and 330,000 shares held by his children. The reporting person disclaims beneficial ownership of these shares.




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CUSIP NO. 196245 10 4                                                PAGE 3 of 5

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, $0.01 par value, per share, of Color Imaging, Inc., a Delaware corporation ("Color Imaging"). The principal executive office of Color Imaging is located at:

     4350 Peachtree Industrial Boulevard
     Suite 100
     Norcross, Georgia  30071

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement on Schedule 13D is being filed by Dr. Sueling Wang, President and Director of the Issuer. The business address of Dr. Sueling Wang is Color Imaging, Inc., 4350 Peachtree Industrial Blvd., Suite 100, Norcross, Georgia 30071.

     (b) The business address of Dr. Sueling Wang is Color Imaging, Inc., 4350 Peachtree Industrial Blvd., Suite 100, Norcross, Georgia 30071.

     (c) The reporting person is a Director of Color Imaging, Inc. and Vice Chairman of the Board. The address of Sueling Wang is 3450 Peachtree Industrial Blvd, Suite 100, Norcross, GA 30071 USA

     (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  The reporting person above is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Dr. Wang's spouse used personal funds to purchase 1,000 shares at $2.125 per share of common stock on October 3, 2000. Dr. Wang acquired 50,000 shares of common stock and warrants to purchase 50,000 shares of common stock from the Issuer in a private transaction on December 1, 2001 in exchange for $100,000. The Issuer granted to Dr. Wang additional warrants to purchase 450,000 shares of common stock based on the amount of his total investment. Dr. Wang exercised these warrants on December 11, 2001. Dr. Wang used personal funds to acquire the above securities from the Issuer. On May 18, 2004, the Issuer granted options to purchase 100,000 shares of common stock, at $0.54 per share, to the reporting person. On June 7, 2005, Dr. Wang's son gifted 270,000 shares to Jui-Chi Wang, reducing Dr. Wang's indirect beneficially owned shares.

ITEM 4.  PURPOSE OF TRANSACTION

See Item 3 above. Dr. Wang acquired such securities in order to increase his equity ownership in the Issuer and for personal use.

     (a)-(j)  None.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)  See Item 7-13 of cover page.

     (b) Sueling Wang has the sole power to vote and dispose of 1,340,347 shares of common stock of the Issuer. Dr. Wang shares voting power with respect to 471,204 shares of common stock, representing: (a) 141,204 shares of common stock beneficially held by Dr. Wang's wife,

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CUSIP NO. 196245 10 4                                                PAGE 4 of 5


          Yik-Li Sih, and (b) 330,000 shares of common stock beneficially held by his four children, with his wife and four children. Dr. Wang disclaims beneficial ownership of such 471,204 shares.

     The residential address of Yik-li Sih is 1105 Ascott Valley Drive, Duluth, Georgia 30096. Ms. Sih's principal occupation is real estate investor.

     During the last five years, Ms. Sih has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Ms. Sih been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Ms. Sih is a U.S. citizen.

     The residence address for Daniel Wang, Michael Wang, Elizabeth Wang, and Justin Wang is 1105 Ascott Valley Drive, Duluth, Georgia 30096. Daniel Wang, Michael Wang and Elizabeth Wang are college students and Justin Wang is a minor.

     During the last five years, Daniel Wang, Michael Wang, Elizabeth Wang, and Justin Wang have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have Daniel Wang, Michael Wang, Elizabeth Wang, and Justin Wang been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Daniel Wang, Michael Wang, Elizabeth Wang, and Justin Wang are U.S. citizens.

     (c) See Item 3. No other transactions in Color Imaging securities have been effected by the reporting person within the last sixty days.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities of Color Imaging.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.




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CUSIP NO. 196245 10 4                                                PAGE 5 of 5


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 9, 2005



                                           /s/ Sueling Wang
                                           ------------------------------------
                                           Sueling Wang